SciSparc Ltd.

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

February 10, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	SciSparc Ltd. (CIK: 0001611746)

Registration Statement No. 333-293167 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

SciSparc Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on February 12, 2026, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

SciSparc Ltd.

By:	/s/ Oz Adler
Oz Adler, Chief Executive Officer and Chief Financial Officer